EXHIBIT 99.1
GLOBALFOUNDRIES Singapore Announces Consent Solicitation for Its 6.25% Senior Notes Due 2013 and 6.375% Senior Notes Due 2015 and Reports Preliminary Fourth Quarter and Full Year 2009 Results
(March 14, 2010) — GLOBALFOUNDRIES Singapore Pte. Ltd. (f.k.a. Chartered Semiconductor Manufacturing Ltd. (UEN / Registration Number 198703584K)) (“GLOBALFOUNDRIES Singapore”) today announced that it is soliciting consents from the holders of its 6.25% Senior Notes Due 2013 (CUSIP: 16133RAD8) (the “2013 Notes”) and of its 6.375% Senior Notes Due 2015 (CUSIP: 16133RAC0) (the “2015 Notes”, together with 2013 Notes, the “Notes”). GLOBALFOUNDRIES Singapore is seeking consents (the “Consent Solicitation”) to proposed amendments to the indentures governing the 2013 Notes and the 2015 Notes.
The terms and conditions of the Consent Solicitation are described in the Consent Solicitation Statement dated March 14, 2010 (the “Consent Solicitation Statement”) and the accompanying letters of consent. The purpose of the Consent Solicitation is to amend and modify the reporting covenant contained in the indentures governing the Notes.
In the event that certain conditions of the Consent Solicitation are satisfied or waived, including, among other things, the receipt of valid and unrevoked consents from holders of not less than a majority in aggregate principal amount of the outstanding 2013 Notes and/or the 2015 Notes, as applicable (the “Requisite Consents”), GLOBALFOUNDRIES Singapore will pay to the holders of record of such series of Notes as of 5:00 p.m., New York City time, on March 12, 2010, who delivered valid and unrevoked consents prior to Consent Deadline as defined below, a cash payment of $10 for each $1,000 in principal amount of Notes for which consents were delivered by such holders (the “Consent Fee”). Holders of the 2013 Notes and/or the 2015 Notes, as applicable, for which no consent is delivered will not receive a Consent Fee, even though the proposed amendments to the applicable indentures, if approved, will bind all holders of the 2013 Notes and/or the 2015 Notes, as applicable, and their transferees. The Consent Solicitation is scheduled to expire at 5:00 p.m., New York City time, on March 26, 2010 (the “Consent Deadline”). Consents delivered may be revoked at any time prior to the earlier of the receipt of the Requisite Consents and the Consent Deadline. GLOBALFOUNDRIES Singapore intends to execute a supplemental indenture to the applicable indentures promptly following the receipt of the Requisite Consents.
The 2013 Notes and the 2015 Notes are currently listed on the Singapore Exchange Securities Trading Limited. GLOBALFOUNDRIES Singapore intends to delist the 2013 Notes and the 2015 Notes from the Singapore Exchange Securities Trading Limited as soon as practicable.
The Company has engaged Credit Suisse Securities (USA) LLC as its solicitation agent. Questions and requests for assistance regarding the Consent Solicitation should be directed to the solicitation agent at (212) 325-5912 or (800) 820-1653. Requests for documents may be directed to Global Bondholder Services Corporation, which is acting as the tabulation agent and information agent for the Consent Solicitation, at (866) 470-4500 (toll free) or (212) 430-3774 (banks and brokers). None of GLOBALFOUNDRIES Singapore, its board of directors, the solicitation agent, the tabulation agent or the information agent is making any recommendations as to whether or not holders of the Notes should issue their consents pursuant to the Consent Solicitation, and no one has been authorized by any of them to make such recommendations.

GLOBALFOUNDRIES Singapore today also announced its preliminary financial results for its fourth quarter and full year of 2009. Based on GLOBALFOUNDRIES Singapore’s preliminary review of its year end results for the full year 2009, revenues, including its share of Silicon Manufacturing Partners, a minority owned joint venture (“SMP”), were $482.1 million in the fourth quarter of 2009 compared to $359.0 million in the fourth quarter of 2008 and $439.8 million in the third quarter of 2009. For the full year 2009, revenues including its share of SMP were $1,544.3 million, compared to $1,742.8 million in 2008. Gross profit was $109.4 million in the fourth quarter of 2009, or 23.6 percent of revenues, compared to $13.8 million in the fourth quarter of 2008, or 3.9 percent of revenues, and $88.0 million in the third quarter of 2009, or 21.2 percent of revenues. For the full year 2009, gross profit was $200.9 million, or 13.6 percent of revenues, compared to $213.8 million, or 12.9 percent of revenues, in 2008.
At December 31, 2009, GLOBALFOUNDRIES Singapore had approximately $1,912 million in long-term debt and capital lease obligations. Subsequent to year end, GLOBALFOUNDRIES Singapore purchased or otherwise retired approximately $565 million of various obligations pursuant to applicable change of control provisions. On March 8, 2010, GLOBALFOUNDRIES Singapore also purchased approximately $159 million principal amount of 5.75% Senior Notes due 2010 (CUSIP: 16133RAB2) (the “2010 Notes”) pursuant to a tender offer and consent solicitation for such notes. On March 8, 2010, GLOBALFOUNDRIES Singapore deposited funds irrevocably with the trustee with respect to the 2010 Notes in an amount sufficient to satisfy and discharge the indenture and applicable indenture supplement relating to the remaining $96 million aggregate principal amount of the 2010 Notes (GLOBALFOUNDRIES Singapore intends to purchase any additional 2010 Notes tendered prior to the expiration of the tender offer from such funds). These actions, along with other actions either already taken or planned to be taken prior to March 15, 2010, are expected to reduce GLOBALFOUNDRIES Singapore’s total indebtedness by approximately $861 million since the closing of GLOBALFOUNDRIES Singapore’s acquisition by Advanced Technology Investment Company (“ATIC”).
GLOBALFOUNDRIES Singapore’s financial statements for the full year 2009 have not yet been audited and therefore the information set forth herein is subject to change. Except when specifically stated otherwise, all of the financial information provided in this press release is for GLOBALFOUNDRIES Singapore and its consolidated subsidiaries.
This press release and any related documents do not constitute a solicitation of consents of holders of the Notes in any circumstances in which such solicitation is unlawful, and shall not be deemed a solicitation of consents with respect to any other securities of GLOBALFOUNDRIES Singapore. The Consent Solicitation will be made solely by the Consent Solicitation Statement and the accompanying letters of consent. Execution of the proposed amendments to the applicable indentures is subject to a number of conditions. No assurance can be given that any such amendment can or will be completed on terms that are acceptable to GLOBALFOUNDRIES Singapore, or at all. In those jurisdictions where the securities, blue sky or other laws require the Consent Solicitation to be made by a licensed broker or dealer, and a solicitation agent or any of its affiliates is such a licensed broker or dealer in such jurisdictions, the Consent Solicitation shall be deemed to be made by such solicitation agent or such affiliate (as the case may be) on behalf of GLOBALFOUNDRIES Singapore in such jurisdictions.
Each holder of the Notes participating in the Consent Solicitation will also be deemed to give certain representations generally as set out in the Consent Solicitation Statement and the accompanying letters of consent. Any issuance of consent pursuant to the Consent Solicitation Statement from a holder of the Notes that is unable to make these representations will not be accepted. Each of GLOBALFOUNDRIES Singapore, the solicitation agent, the tabulation agent and the information agent reserves the right, in their absolute discretion, to investigate, in relation to any issuance of consent pursuant to the Consent Solicitation, whether any such representation given by a holder of the Notes is correct and, if such investigation is undertaken and as a result GLOBALFOUNDRIES Singapore determines (for any reason) that such representation is not correct, such consent shall not be accepted.

About GLOBALFOUNDRIES Singapore
GLOBALFOUNDRIES Singapore, one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 40/45 nanometer (nm), enabling today’s system-on-chip designs. GLOBALFOUNDRIES Singapore further serves its customers’ needs through a collaborative, joint development approach on a technology roadmap that extends to 22nm. GLOBALFOUNDRIES Singapore’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement strategies and a commitment to flexible sourcing. In Singapore, GLOBALFOUNDRIES Singapore owns or has an interest in six fabrication facilities, including a 300mm fabrication facility and five 200mm facilities. In December 2009, GLOBALFOUNDRIES Singapore was acquired by ATIC pursuant to a scheme of arrangement pursuant to Singapore law. Information about GLOBALFOUNDRIES Singapore can be found at www.globalfoundries.com. For more information about ATIC visit www.advancedtechnologyic.com.
Forward-Looking Statements
Certain statements in this communication may constitute “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. As a result, these statements speak only as of the date they were made and GLOBALFOUNDRIES Singapore undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” and similar expressions are used to identify these forward-looking statements. In particular, statements about plans or intentions regarding the completion of the Consent Solicitation for the Notes are forward-looking statements and may not necessarily occur. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. These risks, uncertainties and assumptions include, among others:
•	decreased consumer confidence;

•	financial market turmoil and deteriorating global economic conditions;

•	the ability to access or renew existing or to obtain additional financing and the terms thereof;

•	changes in demands from major customers;

•	excess inventory, life cycle, market outlook and trends or specific products;

•	demand and supply outlook in the semiconductor market;

•	competition from existing foundries and new foundry companies resulting in pricing pressures;

•	product mix;

•	unforeseen delays, interruptions, performance level and technology mix in fabrication facilities;

•	progress on leading-edge products;

•	changes in capacity plans, allocation and process technology mix;

•	unavailability of materials, equipment, manpower and expertise;

•	access to or delays in technological advances or development of process technologies;

•	the successful implementation of technology and supply alliances (including joint development agreements with IBM, Infineon, Samsung, Toshiba, STMicroelectronics, AMD and NEC);

•	the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers, or IDMs, and the expectation that IDMs will utilize foundry capacity more extensively; and

•	terrorist attacks, acts of war, or the possibility of an outbreak of Bird Flu or any other infectious disease in Singapore, as well as other parts of the world.
Additional information as to these factors can be found in GLOBALFOUNDRIES Singapore’s 2008 Annual Report on Form 20-F in the sections entitled “Key Information” and “Information On Our Company” and in the notes to the consolidated financial statements.
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Contact:
GLOBALFOUNDRIES Singapore Pte. Ltd. (f.k.a. Chartered Semiconductor Manufacturing Ltd.):
U.S. Contact: Jon Carvill, +1 408 462.4074, jon.carvill@globalfoundries.com
Singapore Contact: Yuan See Lim, +65 6339 9110, ylim@kreabgavinanderson.com